                                                                       Exhibit 1


                       (CANWEST GLOBAL COMMUNICATIONS CORP. LOGO)

                                  NEWS RELEASE

For Immediate Release
April 7, 2005

             CANWEST REPORTS SIGNIFICANT INCREASE IN Q2 NET EARNINGS

               Consolidated revenues and EBITDA(1) both up 4% for Q2
                 Year-to-date revenues and EBITDA(1) up 7% and 11%

WINNIPEG -- CanWest Global Communications Corp. today reported its financial results for the three months ended February 28, 2005, the second quarter of its 2005 fiscal year. The Company reported consolidated net earnings of $28 million or $0.16 per share for the quarter, compared to a consolidated net loss of $211 million, or $1.19 per share, for the second quarter of fiscal 2004. Results in the previous year were affected by adjustment in the carrying value of Fireworks, which is now accounted as a discontinued operation. Earnings from continuing operations in the second quarter were $28 million, up significantly from the $2 million loss from continuing operations reported for the same quarter last year.

Consolidated revenues for the three month period ended February 28, 2005 increased by 4% to $689 million compared to consolidated revenues of $662 million for the same period in the previous year. Consolidated EBITDA1 for the quarter was $149 million, a 4% increase from consolidated EBITDA of $143 million for the same period in 2004.

The Company's South Pacific television operations continued to register strong growth in the second quarter of 2005. Although results were affected by a slight decline in the exchange rate value of the Australian dollar, TEN Television Network recorded an 18% gain in EBITDA, to $59 million, compared to the same quarter one year ago, on revenue growth of 7% for the quarter. TEN maintained its ratings dominance in its target 16-39 demographic leading into the Easter period. For the first five weeks of the Australian television season up to March 21 (Easter week is not rated in Australia), TEN held the top spot among viewers 16-39 years of age. Eye Corp., TEN's out-of-home advertising subsidiary, registered a 38% increase in revenues to $25 million for the second quarter, generating EBITDA of $5 million, an increase of 117% compared to the same quarter last year, partially reflecting the acquisition of Eye Shop in the first quarter of fiscal 2005.

In New Zealand, TVWorks revenue increased 7% and EBITDA was $2 million, compared to $3 million for the second quarter last year. Additional costs related to the development and start up of a new weeknight current affairs program - CAMPBELL LIVE - and the re-launch of 3 NEWS accounted for a modest decline in EBITDA for the quarter. Both new programs launched with impressive results, with the debut broadcast of CAMPBELL LIVE taking first place against its established current affairs competitors with a 28% share of the 18-49 year old audience. CAMPBELL LIVE has also given


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the network's flagship news program, 3 NEWS, higher profile. 3 NEWS made a 20%
gain in audience share in its time slot to bring the news program to within a few share points of its main competitor.

RadioWorks' operations registered a 6% increase in revenues to $24 million for the second quarter, and its EBITDA of $8 million increased by 2% compared to the same quarter last year. CanWest's 45% interest in TV3 Ireland's generated an EBITDA contribution of $2 million for the quarter, a 6% increase from the prior year.

Revenues for the quarter from Canadian publishing and online operations increased by 1% to $289 million compared to the second quarter in 2004. Canadian publishing and online EBITDA declined by 3% for the quarter, reflecting normal cost inflation and planned expense increases in a relatively flat revenue environment. Revenues at Canadian broadcasting operations increased by 2% to $164 million for the quarter, whereas EBITDA of $26 million was below last year's quarterly result of $30 million, due primarily to increased programming and promotion costs and costs related to restructuring, as well as normal cost increases.

Commenting on the second quarter results, Leonard Asper, CanWest's President and Chief Executive Officer, said, "Net earnings increased significantly from the second quarter of last year, with reduced interest expense arising from the Company's successful debt reduction program contributing substantially to that improvement. Revenues were up at all of our operations, in spite of difficult market conditions for both newspapers and conventional television in Canada. Our Australian, New Zealand and Irish operations continue to show strong revenue growth. We are particularly pleased with Eye Corp. where a major restructuring of two years ago and a recent expansion into New Zealand have generated substantial revenue and EBITDA momentum. In Canada, Global Television generated modest revenue growth compared to a year ago, although we still have work to do to regain Global's traditional leadership position in Canadian audience ratings. The underlying strength of our newspapers was demonstrated by their revenue growth for the quarter compared to the same period last year, in the face of an overall newspaper industry decline in ad spending. The Company continues to invest in new programming and marketing initiatives to restore Global's ratings and to strengthen the brands of our television and newspaper operations."

SIX MONTHS ENDED FEBRUARY 28, 2005

For the six-month period, the Company recorded consolidated net earnings of $64 million or $0.36 per share, compared to a consolidated net loss of $130 million or $0.73 per share for the first six months of 2004. Excluding all charges related to Fireworks, earnings from continuing operations for the first half of 2005 were $64 million or $0.36 per share compared to $82 million or $0.46 per share for the first six months of 2004. Earnings for the first six months of 2005 were also affected by charges related to debt retirement, including swap losses, foreign exchange gains, and the $44 million loss on extinguishment of subordinated debentures (the Hollinger "PIK" notes). The total effect of these charges, net of income taxes and income tax recoveries related to prior years was $55 million for the first six months of 2005 compared to $10 million for the same period in 2004. Excluding the effects of these charges, earnings from continuing operations for the first six months of 2005 would have been $118 million, compared to $92 million for the same period in 2004.

For the six month period ended February 28, 2005, the Company recorded consolidated revenues of $1,561 million, an increase of 7% compared to consolidated revenues of $1,462 million for the first six months of the prior year. Consolidated EBITDA for the first six months of fiscal 2005 was $438 million, 11% ahead of consolidated EBITDA of $394 million for the first six months of 2004.


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HIGHLIGHTS OF THE SECOND QUARTER

      - The Company received a cash distribution of $98.9 million from Network TEN Australia during Q2, and will receive a dividend of NZ$6.3 million from CanWest MediaWorks (NZ) Limited in mid-May.

      - In March, the Company entered into a joint venture with Torstar Corporation and Metro International S.A. to publish English-language free daily newspapers in various Canadian cities. Each partner has a 33.3% interest in the new venture, which commenced with the launch of METRO VANCOUVER on March 14. METRO VANCOUVER is being distributed free of charge through boxes situated in high-traffic locations including transit stops, university campuses and highly populated business districts. Initial daily distribution for the Greater Vancouver Area is 145,000. The joint venture launched METRO OTTAWA on March 31, and plans to launch similar METRO newspapers in other Canadian cities.

      - On March 4, 2005, the Company appointed David Drybrough, F.C.A, a native of Winnipeg, as Interim Chair of its Board of Directors. Mr. Drybrough replaced the Hon. Frank McKenna, who had resigned as Chair to become Canada's Ambassador to the United States of America.

      - On April 4, 2005, the Company launched, DOSE, a revolutionary multi-media brand aimed at young Canadians. DOSE includes Canada's first free daily magazine, with 320,000 copies to be distributed every weekday in Calgary, Edmonton, Ottawa, Toronto and Vancouver. The online presence at DOSE.CA will be the most comprehensive, free interactive service in the country, including an easy-to-use music channel and a leading edge wireless portal.

This news release contains certain comments or forward-looking statements that are based largely upon the Company's current expectations and are subject to certain risks, trends and uncertainties. These factors could cause actual future performance to vary materially from current expectations.

The Company's financial statements are available on the Company's website: www.canwestglobal.com.

CanWest Global Communications Corp. (NYSE: CWG; TSX: CGS.SV and CGS.NV, www.CanWestglobal.com), an international media company, is Canada's largest media company. In addition to owning the Global Television Network, CanWest is Canada's largest publisher of daily newspapers, and also owns, operates and/or holds substantial interests in conventional television, out-of-home advertising, specialty cable channels, Web sites and radio networks in Canada, New Zealand, Australia and Ireland.


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CANWEST GLOBAL COMMUNICATIONS CORP.
BUSINESS SEGMENT INFORMATION
(UNAUDITED)
(IN THOUSANDS OF CANADIAN DOLLARS)

                                             FOR THE THREE MONTHS ENDED       FOR THE SIX MONTHS ENDED
                                            ----------------------------    ----------------------------
                                            FEBRUARY 28,    FEBRUARY 29,    FEBRUARY 28,    FEBRUARY 29,
                                                2005            2004            2005           2004
REVENUE
Television
Canada                                           163,718         160,977         363,999         352,229
Australia - Network TEN                          154,573         144,106         401,424         357,066
New Zealand - 3 and C4                            23,104          21,563          58,855          51,944
Ireland - TV3                                      8,461           7,759          19,782          17,619
                                            ------------    ------------    ------------    ------------
                                                 349,856         334,405         844,060         778,858

Radio - New Zealand                               24,412          23,108          48,175          44,466

Publications and online - Canada                 289,467         286,302         615,226         601,403

Outdoor - Australia                               24,918          18,050          53,822          37,742
                                            ------------    ------------    ------------    ------------
CONSOLIDATED REVENUE                             688,653         661,865       1,561,283       1,462,469
                                            ============    ============    ============    ============

OPERATING PROFIT
TELEVISION
Canada                                            25,671          29,958          81,163          86,128
Australia - Network TEN                           58,773          49,787         178,965         142,137
New Zealand - 3 and C4                             2,119           3,052          16,796          12,913
Ireland - TV3                                      2,284           2,162           7,254           5,886
                                            ------------    ------------    ------------    ------------
                                                  88,847          84,959         284,178         247,064

Radio - New Zealand                                8,110           7,930          15,995          15,017

Publications and online - Canada                  54,930          56,573         140,300         139,726

Outdoor - Australia                                4,904           2,257          12,697           6,624

Corporate and other                               (8,095)         (8,224)        (14,869)        (14,537)
                                            ------------    ------------    ------------    ------------

TOTAL SEGMENT OPERATING PROFIT (EBITDA)(1)       148,696         143,495         438,301         393,894
                                            ============    ============    ============    ============

(1) EBITDA is defined as earnings before interest, income taxes, depreciation, amortization, interest rate and foreign currency swap losses, foreign exchange gains, investment gains, losses and write-downs, loss on debt extinguishment, dividend income, minority interests, interest in earnings (loss) of equity accounted affiliates, realized currency translation adjustments and loss from discontinued operations. This supplementary earnings measure does not have a standardized meaning prescribed by Canadian generally accepted accounting principles and may not be comparable to similar measures presented by other companies nor should it be viewed as an alternative to net earnings. The reconciliation of EBITDA to net earnings is evident on the face of the following consolidated statements of earnings (loss).


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                       CANWEST GLOBAL COMMUNICATIONS CORP.
                   CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)
                                   (UNAUDITED)
          (IN THOUSANDS OF CANADIAN DOLLARS EXCEPT AS OTHERWISE NOTED)

                                                        FOR THE THREE MONTHS ENDED       FOR THE SIX MONTHS ENDED
                                                       ----------------------------    ----------------------------
                                                       FEBRUARY 28,    FEBRUARY 29,    FEBRUARY 28,    FEBRUARY 29,
                                                           2005            2004            2005           2004

Revenue                                                     688,653         661,865       1,561,283       1,462,469
Operating expenses                                          368,242         357,881         778,166         744,205
Selling, general and administrative expenses                171,715         160,489         344,816         324,370
                                                       ------------    ------------    ------------    ------------
                                                            148,696         143,495         438,301         393,894
Amortization of intangibles                                   4,958           4,550           9,897           9,088
Amortization of property, plant and equipment                23,325          23,126          45,005          45,698
Other amortization                                            1,318           1,084           2,497           2,389
                                                       ------------    ------------    ------------    ------------
Operating income                                            119,095         114,735         380,902         336,719
Interest expense                                            (61,126)        (86,221)       (134,334)       (173,502)
Interest income                                                 839           1,251           1,485           5,951
Amortization of deferred financing costs                     (3,120)         (1,899)         (5,321)         (4,017)
Interest rate and foreign currency swap losses              (22,608)        (17,423)        (67,206)        (16,103)
Foreign exchange gains                                       13,947             436          24,443           5,126
Investment gains, losses and write-downs                     (1,689)         (3,063)            (54)         (2,814)
Loss on debt extinguishment                                      --              --         (43,992)             --
Dividend income                                                  --              --              --           1,415
                                                       ------------    ------------    ------------    ------------
                                                             45,338           7,816         155,923         152,775
Provision for (recovery of) income taxes                     (1,124)         (2,554)         36,059          27,896
                                                       ------------    ------------    ------------    ------------
Earnings before the following                                46,462          10,370         119,864         124,879
Minority interests                                          (17,968)        (14,345)        (56,375)        (45,599)
Interest in earnings (loss) of equity accounted
   affiliates                                                   596            (186)          1,047            (349)
Realized currency translation adjustments                      (848)          2,626            (848)          3,126
                                                       ------------    ------------    ------------    ------------
NET EARNINGS (LOSS) FROM CONTINUING OPERATIONS
                                                             28,242          (1,535)         63,688          82,057
Loss from discontinued operations                               (46)       (209,742)            (77)       (211,838)
                                                       ------------    ------------    ------------    ------------
NET EARNINGS (LOSS) FOR THE PERIOD                           28,196        (211,277)         63,611        (129,781)
                                                       ============    ============    ============    ============

EARNINGS (LOSS) PER SHARE FROM CONTINUING
    OPERATIONS:
      BASIC                                                   $0.16          ($0.01)          $0.36           $0.46
      DILUTED                                                 $0.16          ($0.01)          $0.36           $0.46
EARNINGS (LOSS) PER SHARE:
      BASIC                                                   $0.16          ($1.19)          $0.36          ($0.73)
      DILUTED                                                 $0.16          ($1.19)          $0.36          ($0.73)

For further information contact:

Geoffrey Elliot                         John Maguire
Vice President, Corporate Affairs       Chief Financial Officer
Tel: (204) 956-2025                     Tel: (204) 956-2025
Fax: (204) 947-9841                     Fax: (204) 947-9841
gelliot@canwest.com                     jmaguire@canwest.com